

Mail Stop 4628

May 6, 2016

Abraham Mirman
Chief Executive Officer
Lilis Energy, Inc.
216 16th Street, Suite 1350
Denver, Colorado 80202

> **Re: Lilis Energy, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-4**
> **Filed April 25, 2016**
> **File No. 333-209535**
> **Form 8-K**
> **Filed April 25, 2016**
> **Response Letter Dated April 22, 2016**
> **File No. 1-35330**

Dear Mr. Mirman:

We have reviewed your filings and response letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our March 11, 2016 letter.

General

1.   We are still considering your responses to prior comments 1 and 3 and may have additional comments related to these responses.

<u>Amendment No. 1 to Registration Statement on Form S-4 filed April 25, 2016</u>

<u>Unaudited Pro Forma Condensed Combined Financial Information, page 194</u>

<u>Unaudited Pro Forma Condensed Combined Statement of Operations, page 196</u>

2.   It appears that your updated pro forma financial information contains mathematical errors and inconsistencies. For example:

   - On page 196, the Net income (loss) and Net income (loss) attributable to common stockholders lines do not foot in the Brushy Historical column and do not cross foot across all columns. In turn, the Net income (loss) per share amount is incorrect;

   - On page 200, the Total oil and gas properties, net and Total assets lines do not cross foot, the Total assets amount in the Adjusted Historical Brushy column does not foot to a total that equals the Total liabilities and stockholders' equity amount;

   - On page 201, the DD&A expense $19.1 million amount does not agree to the $21.4 million pro forma adjustment amount on page 196; and,

   - On page 203, Note 5, Term loan – Independent Bank $12.4 million amount does not agree to the $14.2 million amount on page 195.

   Carefully review your pro forma presentation and revise as needed to resolve all inaccuracies or inconsistencies.

3.   We note that you did not revise your pro forma presentation to reflect the impact of your reverse stock split in the net income (loss) per share and in the weighted average number of shares outstanding, as indicated in your response to prior comment 5. Please revise your pro forma presentation to reflect the impact of your reverse stock split in the net income (loss) per share and in the weighted average number of shares outstanding.

<u>Form 8-K Filed April 25, 2016</u>

<u>Exhibit 99.1 Corporate Presentation</u>

4.   We have read your response to comment 7 and the revised Corporate Presentation filed as Exhibit 99.1. The discussion on page 2 regarding "resource potential" and "estimated ultimate recovery", or "EUR", does not render a clear understanding of the basis for combining the separate categories of proved, probable and possible reserves into one total reserve figure. Please expand the discussion relating to your estimate of "resource potential" to clarify that the single figure for EUR represents an aggregation of the separate categories of proved, probable and possible reserves. Your expanded disclosure

Abraham Mirman
Lilis Energy, Inc.
May 6, 2016
Page 3

should clearly state whether the single figure for EUR represents a risked or unrisked summation of proved plus probable plus possible reserve quantities.

5.   Please expand your disclosure relating to an "identified" or "identifiable" location on pages 8, 11 and 21 to provide the basis for determining these locations as noted in footnote (1) on page 16.

You may contact Lily Dang, Staff Accountant, at 202-551-3867 or Brad Skinner, Senior Assistant Chief Accountant, at (202) 551-3489 if you have questions regarding comments on the financial statements and related matters. You may contact John Hodgin, Petroleum Engineer, at (202) 551-3699 if you have questions regarding the engineering comments. Please contact Anuja A. Majmudar, Attorney-Advisor, at (202) 551-3844 or me at (202) 551-3745 with any other questions.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director
Office of Natural Resources